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This announcement is neither an offer to convert nor a solicitation of an offer to convert the Preferred Stock. The Conversion Offer is made solely by the Offering Circular dated March 21, 1996 and the related Conversion Notice and Letter of Transmittal. This Conversion Offer is not being made to, nor will deliveries for conversion be accepted from or on behalf of, holders of Preferred Stock in any jurisdiction in which making or delivering shares for conversion in connection with the Conversion Offer would violate that jurisdiction's laws.

                             TALLEY INDUSTRIES, INC.


                            NOTICE OF OFFER TO ISSUE

                  2.0 SHARES OF COMMON STOCK UPON CONVERSION OF
               EACH SHARE OF SERIES A CONVERTIBLE PREFERRED STOCK
                                       AND
                  2.5 SHARES OF COMMON STOCK UPON CONVERSION OF
        EACH SHARE OF SERIES B $1 CUMULATIVE CONVERTIBLE PREFERRED STOCK

             Talley Industries, Inc. (the "Company") is offering additional shares of its Common Stock ("Common Stock") to induce conversion of its outstanding Series A Convertible Preferred Stock ("Series A Preferred") and its outstanding Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred"). The conversion offer is being made on the terms and subject to the conditions contained in the Company's Offering Circular dated March 21, 1996 (the "Offering Circular") and related Conversion Notice and Letter of Transmittal (which together constitute the "Conversion Offer"). Holders who convert in connection with the Conversion Offer will receive:

             A total of 2.0 shares of Common Stock upon conversion of each share of Series A Preferred - each Series A Preferred share is currently convertible into 0.95 share of Common Stock in accordance with its stated terms, and an additional 1.05 shares of Common Stock will be issued as to each Series A Preferred share converted.

             A total of 2.5 shares of Common Stock upon conversion of each share of Series B Preferred - each Series B Preferred share is currently convertible into 1.3125 shares of Common Stock in accordance with its stated terms, and an additional 1.1875 shares of Common Stock will be issued as to each Series B Preferred share converted.

             The Company's obligation to complete the Conversion Offer as to either the Series A Preferred or the Series B Preferred is subject to (among other conditions as set forth in the Offering Circular) the proper delivery for conversion of at least 51% of the outstanding shares of that series. The Conversion Offer is open to all holders of Series A Preferred and Series B Preferred during the period of the Conversion Offer, as described in the Offering Circular.

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               THIS CONVERSION OFFER WILL EXPIRE AT 5:00 P.M., NEW
               YORK CITY TIME, ON MONDAY, APRIL 22, 1996, UNLESS EXTENDED (THE "EXPIRATION DATE"). SHARES OF SERIES A PREFERRED AND SERIES B PREFERRED DELIVERED FOR CONVERSION MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

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             Questions relating to the Conversion Offer should be directed to the Information Agent at the telephone numbers listed below. Copies of the Offering Circular, the related Conversion Notice and Letter of Transmittal and other documents relating to the Conversion Offer may be obtained from the Information Agent.

               The Information Agent for the Conversion Offer is:

                               Kissel-Blake Inc.
                                110 Wall Street
                            New York, New York 10005
                            (212) 344-6733 (Collect)
                           (800) 554-7733 (Toll Free)

                            Bankers and Brokers call
                                 (212) 344-6733


March 22, 1996